entertainment · crowdfunding · film · art · horror movie

# MJE Handy Dandy Productions, LLC

Handy Dandy's Revenge is a film about killer puppets in an abandoned TV studio.

DEVILSJUNCTIONHD.COM DETROIT





*I chose this idea because I wanted to create a new horror universe. This film is the first in our current 10 film horror slate. I truly enjoy producing high quality, lower budgeted, feature films that are intended to be entertaining and commercially profitable.*

**Donald BORZA** President @ MJE Handy Dandy Productions, LLC

ABOUT UPDATES 0 GRAPEVINE 0 ASK A QUESTION 0 ADMIN

## Why you may want to support us...

1. The film is completed and we've have signed a distribution deal with horror experts Acort International.
2. The star cast includes horror legends Bill Moseley and Bill Oberst Jr. and is supported by great, young rising stars.
3. The B horror genre typically has great ROI expectations given its lower cost production and worldwide demand.
4. The movie was created from start to finish with an expert and experienced team.

## Our Team

AND OUR MAJOR ACCOMPLISHMENTS



**Donald BORZA**
President
*3 time regional Emmy Award winning Producer (nominated 6 times). Producer credited: (13) - film/tv projects & (30) commercial spots. Notable films: "Savage Land" / "DREAM Team" / "The Road Home" / "Supermodels in the Rainforest" "Thundering 8th"*



**Bill Immerman**
Executive Producer
*Veteran Producer / Executive with over 50 years in the movie business and a former Sr. VP of 20th Century Fox. Producer credited: Over 50+ films - notable films are: "Ray" / "Hurricane Heist" / "Southern Comfort" / "Take this job and shove it"*



**Dennis Nerland**
Financial Consultant
*Lead partner in one of the largest law firms in Alberta, Nerland-Lindsey. The firm has over 20 lawyers and focuses primarily on tax and business law.*

## In the news

INQUISITR · DAILY DEAD

### Downloads

DJ-HDR -WeFunders Investors Sept 2019.pdf

## Devil's Junction: Handy Dandy's Revenge



BILL OBERST JR.
BILL MOSELEY
DEVIL'S JUNCTION:
HANDY DANDY'S REVENGE.
WHO WANTS TO PLAY?


A shuttered TV studio in Detroit is terrorized by a magician/ventriloquist from a 1960s children's show, and he's looking for a new live (or DEAD) studio audience.

Theatrical release in October 2019.

**https://acortinternational.com/filmcatalog/handy-dandy/**

https://www.imdb.com/title/tt8639316/?ref_=nv_sr_1?ref_=nv_sr_1

**EARLY PRESS**

- https://dailydead.com/horror-highlights-handy-dandy-first-look-ill-take-your-dead-johnny-gruesome-af...

- http://horrorfuel.com/2018/08/31/first-look-bill-moseley-and-bill-oberst-jr-star-in-puppet-horror-ha...

- https://www.pophorror.com/bill-moseley-bill-oberst-jr-handy-dandy/

- http://thehauntlist.com/bill-moseley-and-bill-oberst-jr-star-in-upcoming-killer-puppet-horror-pic-ha...

- https://horrornews.net/135466/first-look-bill-moseley-bill-oberst-jr-star-upcoming-killer-puppet-hor...

- https://www.inquisitr.com/5055286/horror-icons-bill-moseley-and-bill-oberst-jr-starring-in-upcoming-...

- https://www.zomboscloset.com/zombos_closet_of_horror_b/2018/08/handy-dandy-puppet-horror-pic-due-oct...

- http://www.darkveins.com/187154-handy-dandy-bill-moseley-bill-oberst-jr-nellhorror-doll-movie/

### Production Photos

With a terrific cast and some amazing puppets, "Devil's Junction: Handy Dandy's Revenge could be the start of a very successful new franchise!











### Shot on location: actual vacant Detroit TV Studio

We were very fortunate to shoot at the actual vacant WJBK TV Studio in Detroit, Michigan. This studio was once home to classic children's shows in the 50's and 60's. Shows like Sage Brush Shorty, Captain Jolly, and Sir Graves Ghastly.



It was great to see that our cast had a fun time on location in Detroit. As well, they shared some thoughts on their characters, the film, and fellow cast members.

**Interview with Bill Moseley:**


MoseleyInterview2
from Devil's Junction
DEVILS JUNCTION:
HANDY DANDY'S REVENGE
WHO WANTS TO PLAY?
@choptopmoseley
04:44
vimeo

**Interview with Bill Oberst, Jr.:**


OberstInterview1
from Devil's Junction
DEVILS JUNCTION:
HANDY DANDY'S REVENGE
WHO WANTS TO PLAY?
@billoberstjr
03:57
vimeo

**Interview with Cody Cameron:**


CodyInterview1
from Devil's Junction


Devil's Junction:
Handy Dandy's Revenge
Who wants to play?
02:45
vimeo

**Interview with Jake Red:**


JakeInterview1
from Devil's Junction
Devil's Junction:
Handy Dandy's Revenge
Who wants to play?
@jakerred
05:21
vimeo

**Interview with Danni Spring:**


DanniInterview1
from Devil's Junction
Devil's Junction:
Handy Dandy's Revenge
Who wants to play?
@clevergirldanni
06:28
vimeo

**Interview with Katelynn Newberry:**


KatelynnInterview1
from Devil's Junction
Devil's Junction:
Handy Dandy's Revenge
Who wants to play?
@katelynnenewberry
01:09
vimeo

### Horror Fans Please Join Us!

As we embark on this first film in the Devil's Junction Universe, we cordially invite all horror fans to consider joining us on this amazing journey!

> **https://acortinternational.com/filmcatalog/handy-dandy/**


MR. JOLLY
AND THE HANDY DANDY SHOW
"Where the Magick is Real, Kids!"
WOMB-TV
CHANNEL 13
DETROIT

Finally, we are very happy with "Devil's Junction: Handy Dandy's Revenge". Our distributor and test audiences (Clemson & Indiana University students) really enjoyed the test screenings. Hopefully, the film finds an eager horror audience and they SCREAM for more movies!. Here's to a potential new horror franchise...cheers!

Thank you!

Don Borza

# Investor Q&A

– COLLAPSE ALL

**What does your company do?**

Our company creates and produces feature films in exciting genres with the intent to entertain fans and maximize investor returns.

**Where will your company be in 5 years?**

I have been producing movies, television shows and commercials for over 25 years. I have built a strong reputation for producing high quality productions that are always on budget, on time, and have garnered critical praise. I have been fortunate in being nominated for six regional Emmy Awards as producer and have won the award three times. In 5 years, I want to be creating 2-3 commercially successful horror feature films per year.

**Why did you choose this idea?**

I chose this idea because I wanted to create a new horror universe. This film is the first in our current 10 film horror slate. I truly enjoy producing high quality, lower budgeted, feature films that are intended to be entertaining and commercially profitable.

**Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?**

Horror films are by far the safest bet for worldwide independent film revenue. We chose to bring this particular story to life because the "killer puppet" narrative is currently all the rage, with the success of films like the "Child's Play" reboot and "Annabelle."

**What is your proudest accomplishment?**

I'm most proud of winning three Emmy Awards for Producer and being nominated six times in total.

**How far along are you? What's your biggest obstacle?**

The film is finished and has a worldwide distribution agreement with Acort International. Our distributor feels this film could find a large horror audience. We would like to raise a minimum of $50K to help with marketing the film more extensively and paying off debt related to post production.

**Who are your competitors? Who is the biggest threat?**

Our competitors are other films in the horror genre. Fortunately, the horror audience has a huge appetite for these types of films. Thus, there is room for many to exist side by side and even bring additional success to one another. Our goal is create a new commercially successful horror universe. That universe starts with "Devil's Junction: Handy Dandy's Revenge."

### What do you understand that your competitors don't?

I bring a wealth of production experience to these projects with over 25 years producing film, television and commercials product. Over those years I have developed and nurtured many industry relationships. These include star talent, production crew, and film distributors. I pride myself on the ability to make a film's quality look like it cost significantly more than we used in the actual budget. This creates an excellent possibility for a strong and profitable film.

### How will you make money?

We will make the film's revenue by licensing deals in various countries worldwide and through various streaming platforms and DVD sales. A limited theatrical release is planned to help push higher asking prices for foreign territories. Our distributor, Acort International, will handle all worldwide sales for the film. Acort International is a top rated film distributor with their vast experience and focus on the horror genre.

### What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Now that production is complete and a distribution deal is in place, the biggest remaining risk is that film buyers license the film for amounts that total less than the total budget. This could happen if the horror genre suddenly falls out of favor with viewers. However, we believe that even just domestic streaming and DVD sales have the potential to recoup investors' money. Foreign licensing will help to generate further returns. We feel we have protected our downside by creating a great film on budget and by partnering with a great distributor, giving the project a strong probability of success. For all these reasons, we believe that while there are still risks, the recoupment of investor capital and additional returns are probable.

### What do you need the most help with?

Our biggest help would be having investors that understand the film business. This is a business that may take 12 to 18 months to see a full return. Some investors may feel this is too long to wait for a profitable return, but in my years of experience, this is just the reality of the film business.

### What would you do with the money you raise?

We would use a portion of the investment funds for further marketing the film with our distributor as the lead. We have a late October planned release starting with a limited theatrical run. We would use the majority of the funds to pay off our post production debt.

### Why did you pick this particular film distributor?

We received 9 offers from film distributors that wanted to distribute Devil's Junction: Handy Dandy's Revenge. Acort International was 1 of 5 distributors who reached out to us first. They are very passionate about the film and its financial potential. Additionally, their company focuses exclusively on the horror genre in both domestic and foreign markets. Acort's president Darrin Ramage is a 25 year film sales veteran, and we believe that he and his company will do the best sales job possible for our film.